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                                                               Page 1 of 5 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                Administaff, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   00 7094 105
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [ ]    Rule 13d-1(c)
                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 00 7094 105                                          Page 2 of 5 Pages

--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Gerald M. McIntosh
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [ ]
             (b)  [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                                         5    SOLE VOTING POWER
                                                33,128
              NUMBER OF                  --------------------------------------
         SHARES BENEFICIALLY             6    SHARED VOTING POWER
              OWNED BY                             200 (*)
           EACH REPORTING                --------------------------------------
               PERSON                    7    SOLE DISPOSITIVE POWER
                WITH                            33,128
                                         --------------------------------------
                                         8    SHARED DISPOSITIVE POWER
                                                   200 (*)
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             153,328
--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES

               [ ]
--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             .56%
--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

(*)  Represents 200 shares held by Jerry McIntosh and Bobbi McIntosh TNCOM.

(**) Includes 200 shares held by Jerry McIntosh and Bobbi McIntosh TNCOM, 8,000 shares held by the G&B McIntosh Family Limited Partnership, 25,128 shares held by Gerald M. McIntosh and Barbara McIntosh, Trustees FBO McIntosh Revocable Trust and 120,000 shares held by David W. Russell, Trustee for the McIntosh Charitable Remainder UniTrust.


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CUSIP NO. 00 7094 105                                          Page 3 of 5 Pages

ITEM 1.

         Item 1(a)    Name of Issuer:                             Administaff, Inc.
         Item 1(b)    Address of Issuer's                         19001 Crescent Springs Drive
                      Principal Executive Offices:                Kingswood, Texas 77339-3802
ITEM 2.

         Item 2(a)    Name of Person Filing:                      Gerald M. McIntosh

         Item 2(b)    Address of Principal                        15418 Shanghai
                      Business Office:                            Houston, Texas 77040

         Item 2(c)    Citizenship:                                United States
         Item 2(d)    Title of Class of Securities:               Common Stock, par value $0.01 per share
         Item 2(e)    CUSIP Number:                               00 7094 105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.  OWNERSHIP


                  (a)      Amount Beneficially Owned: See Cover Page Item 9

                  (b)      Percent of Class: See Cover Page Item 11

                  (c)      Number of shares as to which such person has:

                           (i) Sole power to vote or direct the vote: See Cover Page Item 5

                           (ii) Shared power to vote or direct the vote: See Cover Page Item 6

                           (iii) Sole power to dispose or to direct the disposition of: See Cover Page Item 7

                           (iv) Shared power to dispose or to direct the disposition of: See Cover Page Item 8

ITEM 5.  Ownership of Five Percent or Less of a Class       [x]

ITEM 6.  Ownership of More Than Five Percent on Behalf of Another Person



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CUSIP NO. 00 7094 105                                          Page 4 of 5 Pages

         Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable

ITEM 9.  Notice of Dissolution of Group

         Not Applicable

ITEM 10. Certification

         Not Applicable


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CUSIP NO. 00 7094 105                                         Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 7, 2001


                                            /s/ Gerald M. McIntosh
                                            ------------------------------
                                            Gerald M. McIntosh